Honeywell International
101 Columbia Turnpike
Morristown, NJ 07962

February 15, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

          Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Honeywell International Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on February 15, 2013.

Respectfully submitted,

/s/ Jeffrey N. Neuman

Jeffrey N. Neuman
Vice President, Deputy General Counsel and Corporate Secretary
Honeywell International Inc.